NO ACT

PO
1-21-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010480

Received SEC
JAN 21 2010
Washington, DC 20549

January 21, 2010

John P. Daly
Corporate Counsel
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-21-2010

Re: Yum! Brands, Inc.

Dear Mr. Daly:

This is in regard to your letters dated January 21, 2010 and January 11, 2010 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, New York City Teachers' Retirement System, New York City Fire Department Pension Fund, the New York City Police Pension Fund, the New York City Board of Education Retirement System, and the Minnesota State Board of Investment for inclusion in Yum! Brands' proxy materials for its upcoming annual meeting of security holders. Your letters indicate that the proponents have withdrawn the proposal, and that Yum! Brands therefore withdraws its December 23, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Charles Kwon
Special Counsel

cc: Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street, Room 720
New York, NY 10007-2341

cc: Howard Bicker
Executive Director
Minnesota State Board of Investment
60 Empire Drive
Suite 355
St. Paul, MN 55103



John P. Daly
Corporate Counsel

Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Phone 502-874-2490
Fax 502-874-2454
john-legal.daly@yum.com

January 21, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549
shareholderproposals@sec.gov

Re: Withdrawal of Shareholder Proposal Submitted by: 1) Office of the Comptroller of New York City, Trustee for: the New York City Employees' Retirement Fund, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, and New York City Education Retirement System; and 2) the Minnesota State Board of Investment (the "Proponents").

Dear Ladies and Gentlemen:

This letter supplements our January 11, 2010 letter to you notifying you of our withdrawal of a request for a no-action letter on a shareholder proposal submitted by the proponents listed above.

Today, we received a revised letter of withdrawal from the trustee for each of the New York retirement funds listed above. This letter of withdrawal is on behalf of and lists all five New York Funds (Attachment I). (Unfortunately, the trustee's initial withdrawal letter to us, which we included with our January 11, 2010 letter, only referenced three of the funds as withdrawing the proposal.) We are also including the withdrawal letter from the Minnesota State Board of Investment (Attachment II), the other proponent.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its attachments are being e-mailed to you. In accordance with Rule 14a-8(j), a copy of this letter and its attachments are also being sent to each Proponent.







If you have any questions or require additional information, please do not hesitate to contact me at (502) 874-2490.

Sincerely yours,



John P. Daly

c: The City of New York Office of Comptroller
Minnesota State Board of Investment

I:\GAYLE\2010 Proxy\Revised withdrawal of sh prop - MacBride.doc

ATTACHMENT I



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 720
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

KENNETH B. SYLVESTER
ASSISTANT COMPTROLLER
FOR PENSION POLICY
BUREAU OF ASSET MANAGEMENT

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@COMPTROLLER.NYC.GOV

January 21, 2010

January 21, 2010

VIA FAX

Mr. John P. Daly
Corporate Counsel
Yum! Brands Inc.
1441 Gardiner Lane
Louisville, KY 40213

Re: Shareholder Proposal of the New York City Employees' Retirement System; the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund; and the New York City Board of Education Retirement System.

Dear Mr. Daly:

I am in receipt of your January 20, 2010 letter requesting me to reissue my December 29, 2009 letter of withdrawal of the proposal that was submitted to Yum! Brands, Inc. by the New York City Comptroller's Office, on behalf of the New York City Pension Funds (the "Funds").

On behalf of the New York City Comptroller, I hereby withdraw the proposal on behalf of the five Funds referenced above.

Sincerely,

Kenneth B. Sylvester

ATTACHMENT II

MINNESOTA
STATE
BOARD OF
INVESTMENT



60 Empire Drive
Suite 355
St. Paul, MN 55103
(651) 296-3328
FAX (651) 296-9572
E-mail:
minn.sbi@state.mn.us
www.sbi.state.mn.us

December 29, 2009

Mr. Christian L. Campbell
Secretary
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

Dear Mr. Campbell:

We are in receipt of the copy of your correspondence to the Securities and Exchange Commission dated December 23, 2009. This letter is to notify you that the Minnesota State Board of Investment is withdrawing its shareholder proposal regarding Northern Ireland.

Sincerely,

Howard Bicker
Executive Director

HB:dg


Yum!

John P. Daly
Corporate Counsel

Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Phone 502-874-2490
Fax 502-874-2454
john-legal.daly@yum.com

January 11, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549
shareholderproposals@sec.gov

Re: Withdrawal of Shareholder Proposal Submitted by: 1) Office of the Comptroller of New York City, Trustee for: New York City Employees' Retirement System, New York City Police Pension Fund, and New York City Education Retirement System; and 2) the Minnesota State Board of Investment (the "Proponents").

Ladies and Gentlemen:

We previously submitted to the staff a letter, dated December 23, 2009, requesting the staff's concurrence that the shareholder proposal referenced above may be excluded from YUM! Brands, Inc.'s ("Yum") proxy materials for its 2010 annual meeting of stockholders.

On December 18, 2009 and December 29, 2009, the proponents submitted notices to Yum confirming their collective withdrawal of the shareholder proposal. Attached as Exhibit 1 is a copy of correspondence from the proponents confirming that the proposal has been withdrawn. Accordingly, Yum also hereby withdraws its request for a no-action letter from the staff relating to the proposal.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its attachments are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its attachments also is being sent to each Proponent.


A&W
All American Food

KFC

Long John Silver's

Pizza Hut

Taco Bell

If you have any questions or require additional information, please do not hesitate to contact me at (502) 874-2490.

Sincerely yours,



John P. Daly

c: The City of New York Office of Comptroller
Minnesota State Board of Investment

I:\GAYLE\2010 Proxy\withdrawal of sh prop subm by office of comp.doc

Exhibit 1



Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 720
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@comptroller.nyc.gov

December 29, 2009

Mr. John P. Daly
Corporate Counsel
Yum! Brands Inc.
1441 Gardiner Lane
Louisville, KY 40213

Re: Shareholder Proposal of the New York City Employees' Retirement System; the New York City Police Pension Fund; the New York City Board of Education Retirement System; and the Minnesota State Board of Investment

Dear Mr. Daly:

The Office of the Comptroller of New York City is in receipt of the copy of your December 23, 2009 letter informing the U.S. Securities and Exchange Commission, Division of Corporation Finance, of Yum! Brands, Inc.'s intention to exclude the above referenced shareholder proposal from its 2010 proxy statement pursuant to Rule 14a-8(i) (12) (iii).

Based on my review of the votes cast in support of the proposal over the period of the preceding five calendar years, I hereby withdraw the proposal on behalf of the above referenced pension funds.

Sincerely,



Kenneth B. Sylvester

Cc: Howard J. Bicker
Executive Director
Minnesota State Board of Investment



Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 720
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@comptroller.nyc.gov

December 18, 2009

Mr. Christian L. Campbell
Secretary
YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

Dear Mr. Campbell:

The New York City Office of the Comptroller, on behalf of New York City pension funds, recently submitted a shareholder proposal to you for the consideration and vote of the Company's shareholders at the 2010 annual meeting. The cover letter, with the proposal and letters certifying the pension funds' ownership of shares of the Company's common stock attached, was signed by Patrick Doherty and included his contact information.

I write to inform you that Patrick Doherty is no longer the contact person at the New York City Office of the Comptroller. If you have any questions or would like to discuss the proposal, please feel free to contact me.

Sincerely,

Kenneth B. Sylvester
Assistant Comptroller for Pension Policy



MINNESOTA
STATE
BOARD OF
INVESTMENT



60 Empire Drive
Suite 355
St. Paul, MN 55103
(651) 296-3328
FAX (651) 296-9572
E-mail:
minn.sbi@state.mn.us
www.sbi.state.mn.us

December 29, 2009

Mr. Christian L. Campbell
Secretary
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

Dear Mr. Campbell:

We are in receipt of the copy of your correspondence to the Securities and Exchange Commission dated December 23, 2009. This letter is to notify you that the Minnesota State Board of Investment is withdrawing its shareholder proposal regarding Northern Ireland.

Sincerely,

Howard Bicker
Executive Director

HB:dg


Yum!

John P. Daly
Corporate Counsel

Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Phone 502-874-2490
Fax 502-874-2454
john-legal.daly@yum.com

January 11, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549
shareholderproposals@sec.gov

Re: Withdrawal of Shareholder Proposal Submitted by: 1) Office of the Comptroller of New York City, Trustee for: New York City Employees' Retirement System, New York City Police Pension Fund, and New York City Education Retirement System; and 2) the Minnesota State Board of Investment (the "Proponents").

Ladies and Gentlemen:

We previously submitted to the staff a letter, dated December 23, 2009, requesting the staff's concurrence that the shareholder proposal referenced above may be excluded from YUM! Brands, Inc.'s ("Yum") proxy materials for its 2010 annual meeting of stockholders.

On December 18, 2009 and December 29, 2009, the proponents submitted notices to Yum confirming their collective withdrawal of the shareholder proposal. Attached as Exhibit 1 is a copy of correspondence from the proponents confirming that the proposal has been withdrawn. Accordingly, Yum also hereby withdraws its request for a no-action letter from the staff relating to the proposal.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its attachments are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its attachments also is being sent to each Proponent.


A&W
All American Food

KFC

Long John Silver's

Pizza Hut

TACO BELL

If you have any questions or require additional information, please do not hesitate to contact me at (502) 874-2490.

Sincerely yours,



John P. Daly

c: The City of New York Office of Comptroller
Minnesota State Board of Investment

I:\GAYLE\2010 Proxy\withdrawal of sh prop subm by office of comp.doc

Exhibit 1



Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 720
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@comptroller.nyc.gov

December 29, 2009

Mr. John P. Daly
Corporate Counsel
Yum! Brands Inc.
1441 Gardiner Lane
Louisville, KY 40213

Re: Shareholder Proposal of the New York City Employees' Retirement System; the New York City Police Pension Fund; the New York City Board of Education Retirement System; and the Minnesota State Board of Investment

Dear Mr. Daly:

The Office of the Comptroller of New York City is in receipt of the copy of your December 23, 2009 letter informing the U.S. Securities and Exchange Commission, Division of Corporation Finance, of Yum! Brands, Inc.'s intention to exclude the above referenced shareholder proposal from its 2010 proxy statement pursuant to Rule 14a-8(i) (12) (iii).

Based on my review of the votes cast in support of the proposal over the period of the preceding five calendar years, I hereby withdraw the proposal on behalf of the above referenced pension funds.

Sincerely,



Kenneth B. Sylvester

Cc: Howard J. Bicker
Executive Director
Minnesota State Board of Investment





Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 720
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@comptroller.nyc.gov

December 18, 2009

Mr. Christian L. Campbell
Secretary
YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

Dear Mr. Campbell:

The New York City Office of the Comptroller, on behalf of New York City pension funds, recently submitted a shareholder proposal to you for the consideration and vote of the Company's shareholders at the 2010 annual meeting. The cover letter, with the proposal and letters certifying the pension funds' ownership of shares of the Company's common stock attached, was signed by Patrick Doherty and included his contact information.

I write to inform you that Patrick Doherty is no longer the contact person at the New York City Office of the Comptroller. If you have any questions or would like to discuss the proposal, please feel free to contact me.

Sincerely,

Kenneth B. Sylvester
Assistant Comptroller for Pension Policy



MINNESOTA
STATE
BOARD OF
INVESTMENT



60 Empire Drive
Suite 355
St. Paul, MN 55103
(651) 296-3328
FAX (651) 296-9572
E-mail:
minn.sbi@state.mn.us
www.sbi.state.mn.us

December 29, 2009

Mr. Christian L. Campbell
Secretary
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

Dear Mr. Campbell:

We are in receipt of the copy of your correspondence to the Securities and Exchange Commission dated December 23, 2009. This letter is to notify you that the Minnesota State Board of Investment is withdrawing its shareholder proposal regarding Northern Ireland.

Sincerely,

Howard Bicker
Executive Director

HB:dg


Yum!

John P. Daly
Corporate Counsel

Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Phone 502-874-2490
Fax 502-874-2454
john-legal.daly@yum.com

December 23, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal — Exclusion Pursuant to 14a-8(i)(12)(iii)

Dear Ladies and Gentlemen:

This letter is to inform you that, for the reasons set forth herein, YUM! Brands, Inc. ("Yum") intends to exclude from its proxy statement and form of proxy for its 2010 Annual Shareholders Meeting (collectively, the "2010 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from the Office of the Comptroller of New York City, Trustee for: 1) the New York City Employees' Retirement System; 2) the New York City Police Pension Fund; 3) the New York City Education Retirement System; and 4) the Minnesota State Board of Investment (collectively, the "Proponents"). As required by Rule 14a-8(j), six (6) copies of this letter and its attachments are enclosed. A copy of this submission is simultaneously being provided to the Trustee of the Proponents in accordance with Rule 14a-8(j) as notice of Yum's intent to exclude the proposal from its 2010 Proxy Materials.

Yum intends to file its definitive 2010 Proxy Materials with the Securities and Exchange Commission (the "Commission") no earlier than April 6, 2010. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before Yum files its definitive 2010 Proxy Materials with the Commission.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporate Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be concurrently furnished to the undersigned on behalf of Yum pursuant to Rule 14a-8(k).


A&W
All American Food

KFC

Long John Silver's

Pizza Hut

TACO BELL

BASES FOR EXCLUSION

1. The Proponents Have Submitted A Proposal Dealing With Substantially The Same Subject Matter More Than Three Times Over The Preceding Five Calendar Years And Received Less Than 10% Of The Vote The Last Time It Was Submitted. Therefore, The Proposal May Be Excluded Under Rule 14a-8(i)(12)(iii).

A. Background

The Proponents submitted the Proposal by letters postmarked November 19, 2009 and December 1, 2009. A copy of the letters, including the Proposal, are attached hereto as Exhibit A. The Proposal requests that Yum's Board of Directors "urge the company's franchise outlets in Northern Ireland to make all possible lawful efforts to implement and/or increase activity on" a set of equal employment opportunity principles for United States companies doing business in Northern Ireland known as the MacBride Principles. Proponents submitted virtually identical proposals four times over the past five years, which were included in Yum's proxy statements for the years 2005, 2006, 2007 and 2008 (collectively, the "Previous Proposals"). Copies of the Previous Proposals as they appeared in Yum's proxy materials are attached hereto as Exhibit B.

B. Analysis

i. The Proposal Deals with Substantially the Same Subject Matter as the Previous Proposals

Rule 14a-8(i)(12)(iii) provides that if a proposal deals with substantially the same subject matter as other proposals that have been included in a company's proxy materials at least three times within the preceding five calendar years, then the company may exclude the proposal from its proxy materials for any meeting held within three calendar years of its last submission to stockholders so long as the proposal received less than 10% of the vote at that time. The Proposal is virtually identical to each of the Previous Proposals, and each deals with the same substantive issue: implementation and/or increased activity on the MacBride Principles. The only differences between the Proposal and each of the Previous Proposals are insignificant variations in the wording. For example, the Previous Proposal from 2006 and the Previous Proposal from 2007 both request that Yum's Board of Directors "make all possible lawful efforts to implement and/or increase activity on each of the nine MacBride Principles", whereas the Proposal requests that Yum's Board of Directors "*urge the company's franchise outlets in Northern Ireland to* make all possible lawful efforts to implement and/or increase activity on each of the nine MacBride Principles" (italics added). These insignificant variations do not in any way alter the substance of the proposals.

Rule 14a-8(i)(12) does not require that a proposal be identical to previous proposals for it to be excluded, but rather provides for exclusion if a proposal addresses substantially the same subject matter as previous proposals. *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release"). In fact, in adopting the current version of Rule 14a-8(i)(12), the Staff indicated that the essential factor in determining whether proposals deal with substantially the same subject matter is the overall substantive concern raised by the proposal rather than the specific language contained in the proposals. *See* 1983 Release. Because the Proposal is virtually identical to each of the Previous Proposals, all five of the proposals clearly raise the same substantive concerns, and thus, deal with substantially the same subject matter; namely implementation and/or increased activity on the MacBride Principles.

ii. The Proposal Did Not Receive the Support Necessary for Resubmission

As reported in Yum's Quarterly Report on Form 10-Q for the quarterly period ended June 14, 2008 (the relevant portions of which are attached hereto as Exhibit C), the Proponents most recent submission in 2008 (the "2008 Proposal") received 28,113,842 votes for and 277,158,935 votes against at Yum's 2008 annual meeting of shareholders. Therefore, disregarding abstentions and broker non-votes in accordance with Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001), the 2008 Proposal received 9.21% of the vote, which is less than the 10% threshold for mandatory resubmission under Rule 14a-8(i)(12)(iii).

CONCLUSION

Yum believes the Proposal may properly be excluded from its 2010 Proxy Materials under Rule 12a-8(i)(12)(iii) because it deals with substantially the same subject matter as each of the Previous Proposals (which have been submitted four times over the past five years), and the 2008 Proposal received less than 10% of the vote. Based upon the foregoing analysis, we respectfully request the concurrence of the Staff that it will take no action if Yum excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this matter. Yum also agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Yum only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (502) 874-2490.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,



John P. Daly

I:\DALY\Proxy\2010 Proxy\No Action Letter - MacBride Proposal.docx



John P. Daly
Corporate Counsel

Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Phone 502-874-2490
Fax 502-874-2454
john-legal.daly@yum.com

January 11, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549
shareholderproposals@sec.gov

Re: Withdrawal of Shareholder Proposal Submitted by: 1) Office of the Comptroller of New York City, Trustee for: New York City Employees' Retirement System, New York City Police Pension Fund, and New York City Education Retirement System; and 2) the Minnesota State Board of Investment (the "Proponents").

Ladies and Gentlemen:

We previously submitted to the staff a letter, dated November 30, 2009, requesting the staff's concurrence that the shareholder proposal referenced above may be excluded from YUM! Brands, Inc.'s ("Yum") proxy materials for its 2010 annual meeting of stockholders.

On December 18, 2009 and December 29, 2009, the proponents submitted notices to Yum confirming their collective withdrawal of the shareholder proposal. Attached as Exhibit 1 is a copy of correspondence from the proponents confirming that the proposal has been withdrawn. Accordingly, Yum also hereby withdraws its request for a no-action letter from the staff relating to the proposal.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its attachments are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its attachments also is being sent to each Proponent.


A&W
All American Food

KFC

Long John Silver's

Pizza Hut

TACO BELL

If you have any questions or require additional information, please do not hesitate to contact me at (502) 874-2490.

Sincerely yours,



John P. Daly

c: The City of New York Office of Comptroller
Minnesota State Board of Investment

I:\GAYLE\2010 Proxy\withdrawal of sh prop subm by office of comp.doc

Exhibit 1



Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 720
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@comptroller.nyc.gov

December 29, 2009

Mr. John P. Daly
Corporate Counsel
Yum! Brands Inc.
1441 Gardiner Lane
Louisville, KY 40213

Re: Shareholder Proposal of the New York City Employees' Retirement System; the New York City Police Pension Fund; the New York City Board of Education Retirement System; and the Minnesota State Board of Investment

Dear Mr. Daly:

The Office of the Comptroller of New York City is in receipt of the copy of your December 23, 2009 letter informing the U.S. Securities and Exchange Commission, Division of Corporation Finance, of Yum! Brands, Inc.'s intention to exclude the above referenced shareholder proposal from its 2010 proxy statement pursuant to Rule 14a-8(i) (12) (iii).

Based on my review of the votes cast in support of the proposal over the period of the preceding five calendar years, I hereby withdraw the proposal on behalf of the above referenced pension funds.

Sincerely,



Kenneth B. Sylvester

Cc: Howard J. Bicker
Executive Director
Minnesota State Board of Investment





Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 720
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@comptroller.nyc.gov

December 18, 2009

Mr. Christian L. Campbell
Secretary
YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

Dear Mr. Campbell:

The New York City Office of the Comptroller, on behalf of New York City pension funds, recently submitted a shareholder proposal to you for the consideration and vote of the Company's shareholders at the 2010 annual meeting. The cover letter, with the proposal and letters certifying the pension funds' ownership of shares of the Company's common stock attached, was signed by Patrick Doherty and included his contact information.

I write to inform you that Patrick Doherty is no longer the contact person at the New York City Office of the Comptroller. If you have any questions or would like to discuss the proposal, please feel free to contact me.

Sincerely,

Kenneth B. Sylvester
Assistant Comptroller for Pension Policy



MINNESOTA STATE BOARD OF INVESTMENT



Board Members:

Governor
Tim Pawlenty

State Auditor
Rebecca Otto

Secretary of State
Mark Ritchie

Attorney General
Lori Swanson

Executive Director:

Howard J. Bicker

60 Empire Drive
Suite 355
St. Paul, MN 55103
(651) 296-3328
FAX (651) 296-9572
E-mail:
minn.sbi@state.mn.us
www.sbi.state.mn.us

An Equal Opportunity Employer

December 29, 2009

Mr. Christian L. Campbell
Secretary
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

Dear Mr. Campbell:

We are in receipt of the copy of your correspondence to the Securities and Exchange Commission dated December 23, 2009. This letter is to notify you that the Minnesota State Board of Investment is withdrawing its shareholder proposal regarding Northern Ireland.

Sincerely,

Howard Bicker
Executive Director

HB:dg



John P. Daly
Corporate Counsel

Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Phone 502-874-2490
Fax 502-874-2454
john-legal.daly@yum.com

December 23, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal — Exclusion Pursuant to 14a-8(i)(12)(iii)

Dear Ladies and Gentlemen:

This letter is to inform you that, for the reasons set forth herein, YUM! Brands, Inc. ("Yum") intends to exclude from its proxy statement and form of proxy for its 2010 Annual Shareholders Meeting (collectively, the "2010 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from the Office of the Comptroller of New York City, Trustee for: 1) the New York City Employees' Retirement System; 2) the New York City Police Pension Fund; 3) the New York City Education Retirement System; and 4) the Minnesota State Board of Investment (collectively, the "Proponents"). As required by Rule 14a-8(j), six (6) copies of this letter and its attachments are enclosed. A copy of this submission is simultaneously being provided to the Trustee of the Proponents in accordance with Rule 14a-8(j) as notice of Yum's intent to exclude the proposal from its 2010 Proxy Materials.

Yum intends to file its definitive 2010 Proxy Materials with the Securities and Exchange Commission (the "Commission") no earlier than April 6, 2010. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before Yum files its definitive 2010 Proxy Materials with the Commission.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporate Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be concurrently furnished to the undersigned on behalf of Yum pursuant to Rule 14a-8(k).


A&W
ALL AMERICAN FOOD

KFC

LONG JOHN SILVERS

Pizza Hut

TACO BELL

BASES FOR EXCLUSION

1. The Proponents Have Submitted A Proposal Dealing With Substantially The Same Subject Matter More Than Three Times Over The Preceding Five Calendar Years And Received Less Than 10% Of The Vote The Last Time It Was Submitted. Therefore, The Proposal May Be Excluded Under Rule 14a-8(i)(12)(iii).

A. Background

The Proponents submitted the Proposal by letters postmarked November 19, 2009 and December 1, 2009. A copy of the letters, including the Proposal, are attached hereto as Exhibit A. The Proposal requests that Yum's Board of Directors "urge the company's franchise outlets in Northern Ireland to make all possible lawful efforts to implement and/or increase activity on" a set of equal employment opportunity principles for United States companies doing business in Northern Ireland known as the MacBride Principles. Proponents submitted virtually identical proposals four times over the past five years, which were included in Yum's proxy statements for the years 2005, 2006, 2007 and 2008 (collectively, the "Previous Proposals"). Copies of the Previous Proposals as they appeared in Yum's proxy materials are attached hereto as Exhibit B.

B. Analysis

i. The Proposal Deals with Substantially the Same Subject Matter as the Previous Proposals

Rule 14a-8(i)(12)(iii) provides that if a proposal deals with substantially the same subject matter as other proposals that have been included in a company's proxy materials at least three times within the preceding five calendar years, then the company may exclude the proposal from its proxy materials for any meeting held within three calendar years of its last submission to stockholders so long as the proposal received less than 10% of the vote at that time. The Proposal is virtually identical to each of the Previous Proposals, and each deals with the same substantive issue: implementation and/or increased activity on the MacBride Principles. The only differences between the Proposal and each of the Previous Proposals are insignificant variations in the wording. For example, the Previous Proposal from 2006 and the Previous Proposal from 2007 both request that Yum's Board of Directors "make all possible lawful efforts to implement and/or increase activity on each of the nine MacBride Principles", whereas the Proposal requests that Yum's Board of Directors "*urge the company's franchise outlets in Northern Ireland to* make all possible lawful efforts to implement and/or increase activity on each of the nine MacBride Principles" (italics added). These insignificant variations do not in any way alter the substance of the proposals.

Rule 14a-8(i)(12) does not require that a proposal be identical to previous proposals for it to be excluded, but rather provides for exclusion if a proposal addresses substantially the same subject matter as previous proposals. *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release"). In fact, in adopting the current version of Rule 14a-8(i)(12), the Staff indicated that the essential factor in determining whether proposals deal with substantially the same subject matter is the overall substantive concern raised by the proposal rather than the specific language contained in the proposals. *See* 1983 Release. Because the Proposal is virtually identical to each of the Previous Proposals, all five of the proposals clearly raise the same substantive concerns, and thus, deal with substantially the same subject matter; namely implementation and/or increased activity on the MacBride Principles.

ii. ***The Proposal Did Not Receive the Support Necessary for Resubmission***

As reported in Yum's Quarterly Report on Form 10-Q for the quarterly period ended June 14, 2008 (the relevant portions of which are attached hereto as Exhibit C), the Proponents most recent submission in 2008 (the "2008 Proposal") received 28,113,842 votes for and 277,158,935 votes against at Yum's 2008 annual meeting of shareholders. Therefore, disregarding abstentions and broker non-votes in accordance with Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001), the 2008 Proposal received 9.21% of the vote, which is less than the 10% threshold for mandatory resubmission under Rule 14a-8(i)(12)(iii).

CONCLUSION

Yum believes the Proposal may properly be excluded from its 2010 Proxy Materials under Rule 12a-8(i)(12)(iii) because it deals with substantially the same subject matter as each of the Previous Proposals (which have been submitted four times over the past five years), and the 2008 Proposal received less than 10% of the vote. Based upon the foregoing analysis, we respectfully request the concurrence of the Staff that it will take no action if Yum excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this matter. Yum also agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Yum only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (502) 874-2490.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,



John P. Daly

I:\DALY\Proxy\2010 Proxy\No Action Letter - MacBride Proposal.docx

EXHIBIT A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 17, 2009

Mr. Christian L. Campbell
Secretary
YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

Dear Mr. Campbell:

The Office of the Comptroller of New York City is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The boards of trustees of the funds have passed resolutions calling for corporations that have operations in Northern Ireland to implement the set of equal employment opportunity standards known as the MacBride Principles. Since your company has a wholly-owned subsidiary in Northern Ireland, your company falls within the scope of these resolutions.

Therefore, we offer the enclosed initiative for shareholders to consider and approve at your next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934 and I ask that it be included in your proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the funds' ownership, continually for over a year, of shares of YUM! Brands, Inc. common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

Over the past eighteen years, our office has negotiated and reached agreements with ninety-two corporations with facilities in Northern Ireland. All agreed to specific actions that would improve equal employment opportunity in their operations in Northern Ireland. The success of these discussions led us to withdraw resolutions like the enclosed, which had been filed for submission to shareholders at their annual meetings.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. If you have any further questions on this matter, please feel free to contact me at 1 Centre Street, Room 720, New York, NY 10007; phone (212) 669-2651.

Very truly yours,



Patrick Doherty

PD:el

Enclosures

YUM! Brands, Inc. – mac principles 2010



NORTHERN IRELAND - MACBRIDE PRINCIPLES

WHEREAS, Yum Brands has a number of franchise outlets in Northern Ireland;

WHEREAS, the securing of a lasting peace in Northern Ireland encourages us to promote means for establishing justice and equality;

WHEREAS, employment discrimination in Northern Ireland was cited by the International Commission of Jurists as being one of the major causes of sectarian strife;

WHEREAS, Dr. Sean MacBride, founder of Amnesty International and Nobel Peace laureate, has proposed several equal opportunity employment principles to serve as guidelines for corporations in Northern Ireland. These include:

1. Increasing the representation of individuals from underrepresented religious groups in the workforce including managerial, supervisory, administrative, clerical and technical jobs.

2. Adequate security for the protection of minority employees both at the workplace and while traveling to and from work.

3. The banning of provocative religious or political emblems from the workplace.

4. All job openings should be publicly advertised and special recruitment efforts should be made to attract applicants from underrepresented religious groups.

5. Layoff, recall, and termination procedures should not in practice, favor particular religious groupings.

6. The abolition of job reservations, apprenticeship restrictions, and differential employment criteria, which discriminate on the basis of religion or ethnic origin.

7. The development of training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.

8. The establishment of procedures to assess, identify and actively recruit minority employees with potential for further advancement.

9. The appointment of a senior management staff member to oversee the company's affirmative action efforts and the setting up of timetables to carry out affirmative action principles.

RESOLVED: Shareholders request the Board of Directors to:

Urge the company's franchise outlets in Northern Ireland to make all possible lawful efforts to implement and/or increase activity on each of the nine MacBride

Principles.

SUPPORTING STATEMENT

We believe that our company benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the MacBride Principles by **Yum Brands** will demonstrate its concern for human rights and equality of opportunity in its international operations.

Please vote your proxy **FOR** these concerns.

Macbride resolution 2010



MINNESOTA STATE BOARD OF INVESTMENT



60 Empire Drive
Suite 355
St. Paul, MN 55103
(651) 296-3328
FAX (651) 296-9572
E-mail:
minn.sbi@state.mn.us
www.sbi.state.mn.us

December 1, 2009

Mr. Christian L. Campbell
Secretary
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

Dear Mr. Campbell:

The Minnesota State Board of Investment (MSBI), which manages approximately $51 billion in public fund assets, has been directed by the Legislature of the State of Minnesota to establish a policy concerning its investment in companies doing business in Northern Ireland. In part, the legislation directs the MSBI to encourage corporations to pursue affirmative action in Northern Ireland. It also directs the MSBI to determine whether corporations have taken action to eliminate religious or ethnic discrimination in Northern Ireland.

The Minnesota State Board of Investment has asked me to notify you of our intention to cosponsor the enclosed proposal with the New York City Employees' Retirement Fund for consideration and approval of stockholders at the next annual meeting. I submit it to you in accordance with the general rules and regulations under Rule 14a-8 of the Securities Exchange Act of 1934 and ask that our name be included in your proxy statements.

The enclosed letter from State Street Bank and Trust Company of Boston asserts the Board's ownership, for more than a year, of your outstanding shares.

Sincerely,

Howard J. Bicker
Executive Director

HJB:mm

Enclosures

YUM BRANDS
NORTHERN IRELAND – MACBRIDE PRINCIPLES

WHEREAS, Yum Brands, Inc., has a subsidiary in Northern Ireland;

WHEREAS, the securing of a lasting peace in Northern Ireland encourages us to promote a means for establishing justice and equality;

WHEREAS, employment discrimination in Northern Ireland was cited by the International Commission of Jurists as being one of the major causes of sectarian strife;

WHEREAS, Dr. Sean MacBride, founder of Amnesty International and Nobel Peace laureate, has proposed several equal opportunity employment principles to serve as guidelines for corporations in Northern Ireland. These include:

1. Increasing the representation of individuals from underrepresented religious groups in the workforce including managerial, supervisory, administrative, clerical and technical jobs.

2. Adequate security for the protection of minority employees both at the workplace and while traveling to and from work.

3. The banning of provocative religious or political emblems from the workplace.

4. All job openings should be publicly advertised and special recruitment efforts should be made to attract applicants from underrepresented religious groups.

5. Layoff, recall, and termination procedures should not in practice, favor particular religious groupings.

6. The abolition of job reservations, apprenticeship restrictions and differential employment criteria, which discriminate on the basis of religion or ethnic origin.

7. The development of training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.

8. The establishment of procedures to assess, identify and actively recruit minority employees with potential for further advancement.

9. The appointment of a senior management staff member to oversee the company's affirmative action efforts and the setting up of timetables to carry out affirmative action principles.

RESOLVED, Shareholders request the Board of Directors to:

1. Make all possible lawful efforts to implement and/or increase activity on each of the nine MacBride Principles.

SUPPORTING STATEMENT

--We believe that our company benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

--Implementation of the MacBride Principles by Yum Brands, Inc. will demonstrate its concern for human rights and equality of opportunity in its international operations.

Please vote your proxy **FOR** these concerns.

EXHIBIT B

ITEM 7: SHAREHOLDER PROPOSAL
Relating to the MacBride Principles
(Item 7 on the Proxy Card)

What am I voting on?

The Comptroller of the City of New York, Comptroller of the State of New York and the Minnesota State Board of Investment advised the Company that they intend to present the following shareholder proposal at the Annual Meeting. We will furnish the address and the share ownership of the proponents upon request.

WHEREAS, Yum Brands, Inc. has thirty-eight Kentucky Fried Chicken franchise restaurants in Northern Ireland;

WHEREAS, the securing of a lasting peace in Northern Ireland encourages us to promote means for establishing justice and equality;

WHEREAS, employment discrimination in Northern Ireland was cited by the International Commission of Jurists as being one of the major causes of sectarian strife;

WHEREAS, Dr. Sean MacBride, founder of Amnesty International and Nobel Peace laureate, has proposed several equal opportunity employment principles to serve as guidelines for corporations in Northern Ireland. These include:

1. Increasing the representation of individuals from underrepresented religious groups in the workforce including managerial, supervisory, administrative, clerical and technical jobs.
2. Adequate security for the protection of minority employees both at the workplace and while traveling to and from work.
3. The banning of provocative religious or political emblems from the workplace.
4. All job openings should be publicly advertised and special recruitment efforts should be made to attract applicants from underrepresented religious groups.
5. Layoff, recall, and termination procedures should not in practice, favor particular religious groupings.
6. The abolition of job reservations, apprenticeship restrictions, and differential employment criteria, which discriminate on the basis of religion or ethnic origin.
7. The development of training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.
8. The establishment of procedures to assess, identify and actively recruit minority employees with potential for further advancement.
9. The appointment of a senior management staff member to oversee the company's affirmative action efforts and the setting up of timetables to carry out affirmative action principles.

RESOLVED: Shareholders request the Board of Directors to:

To urge Yum Brands' franchise holders in Northern Ireland to take all possible lawful efforts to implement and/or increase activity on each of the nine MacBride Principles.

We are extremely proud that our progress in driving diversity across every aspect of our business has been recognized by *Fortune* magazine. In 2003, Yum was named by *Fortune* as #35 among the "Top 50 Best Companies for Minorities." In 2004, Yum moved up an impressive 20 spots on the list to #15, and took the top spot for managerial diversity. Moreover, the Company ranked #1 as the largest employer of African-Americans and within the Top 10 for Native Americans.

Beyond a policy of mere compliance with the law, we are committed to creating and maintaining restaurants that are welcoming and enjoyable to all our customers, including those with disabilities. Concerning the portion of the shareholder proposal that relates to pending litigation against Taco Bell in California, Yum has already made clear in a previous public filing that it has significant defenses to this action and that it is pursuing them in the appropriate manner.

Why does the Company oppose this proposal?

This shareholder proposal requests a diversity report and a chart similar to Form EEO-1, which the Company and other private employers prepare and file on a confidential basis with the Equal Employment Opportunity Commission each year. We do not believe that preparing this report or publicizing this data, would meaningfully further the goal of equal employment opportunity. We currently share information with the general public about our diversity philosophy through our Website.

Our commitment to equal employment opportunity is exemplified by our existing internal and external communications and programs. In addition, we are committed to creating and maintaining restaurants that are welcoming and enjoyable to all of our customers, including those with disabilities. The time and expense involved in producing the report requested by the proponents neither furthers our equal employment efforts or commitment to our customers, nor is it a prudent use of our resources. Therefore, the preparation of a report as requested by the proponents is not in the best interests of the shareholders.

FOR THESE REASONS, WE RECOMMEND THAT YOU VOTE AGAINST THIS PROPOSAL.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting.

ITEM 4: SHAREHOLDER PROPOSAL
Relating to the MacBride Principles
(Item 4 on the Proxy Card)

What am I voting on?

The Comptroller of the City of New York, Comptroller of the State of New York advised the Company that they intend to present the following shareholder proposal at the Annual Meeting. We will furnish the address and the share ownership of the proponents upon request.

WHEREAS, YUM! Brands, Inc., has a subsidiary in Northern Ireland;

WHEREAS, the securing of a lasting peace in Northern Ireland encourages us to promote a means for establishing justice and equality;

WHEREAS, employment discrimination in Northern Ireland was cited by the International Commission of Jurists as being one of the major causes of sectarian strife;

WHEREAS, Dr. Sean MacBride, founder of Amnesty International and Nobel Peace laureate, has proposed several equal opportunity employment principles to serve as guidelines for corporations in Northern Ireland. These include:

1. Increasing the representation of individuals from underrepresented religious groups in the workforce including managerial, supervisory, administrative, clerical and technical jobs.

2. Adequate security for the protection of minority employees both at the workplace and while traveling to and from work.

3. The banning of provocative religious or political emblems from the workplace.

4. All job openings should be publicly advertised and special recruitment efforts should be made to attract applicants from underrepresented religious groups.

5. Layoff, recall, and termination procedures should not in practice, favor particular religious groupings.

6. The abolition of job reservations, apprenticeship restrictions and differential employment criteria, which discriminate on the basis of religion or ethnic origin.

7. The development of training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.

8. The establishment of procedures to assess, identify and actively recruit minority employees with potential for further advancement.

9. The appointment of a senior management staff member to oversee the company's affirmative action efforts and the setting up of timetables to carry out affirmative action principles.

RESOLVED, Shareholders request the Board of Directors to:

1. Make all possible lawful efforts to implement and/or increase activity on each of the nine MacBride Principles.

SUPPORTING STATEMENT

We believe that our company benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the MacBride Principles by YUM! Brands, Inc. will demonstrate its concern for human rights and equality of opportunity in its international operations.

Please vote your proxy **FOR** these concerns.

MANAGEMENT STATEMENT IN OPPOSITION TO SHAREHOLDER PROPOSAL

What is the recommendation of the Board of Directors?

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THIS PROPOSAL

What is the Company's position regarding the MacBride Principles?

The Company supports efforts to eliminate employee discrimination and differences in compensation rates in the workplace between the Catholic and Protestant communities in Northern Ireland. Northern Ireland has adopted a series of legislative measures to address these issues, culminating in the Fair Employment & Treatment (NI) Order 1998. These legislative measures are wide-ranging and specifically designed to deter discrimination and provide remedies for those affected by discrimination.

This legislation applies to all employers in Northern Ireland, including our franchise business. The MacBride Principles, which date from the mid-1980's, precede this legislation and are no longer appropriate as a result of the legislation.

The enforcement of the Fair Employment & Treatment (NI) Order 1998 is handled by the Equality Commission, a non-departmental government agency with extensive powers and resources. All remedies and complaints under that Order are handled by the Fair Employment Tribunal, an independent judicial tribunal with extensive powers to provide remedies to those affected by discrimination.

Why does the Company oppose this proposal?

All 36 KFC stores in Northern Ireland are owned and operated by a single franchisee; there are no Company-owned restaurants operating in Northern Ireland and the Company does not have a subsidiary in Northern Ireland. Under its franchise agreement with KFC, the franchisee is required to comply with all applicable laws, regulations, rules, by-laws, orders and ordinances in the operation of its business, which would include the Fair Employment & Treatment (NI) Order 1998. As a result, the franchisee is required to implement fair and equal employment practices in accordance with this Order.

For the above reasons, the Company continues to believe that it is not necessary or appropriate for the Company to seek to have its franchisee adopt the additional and overlapping obligations of the MacBride Principles. Furthermore, under the terms of the franchise agreement, the Company cannot require the franchisee to adopt these principles since they have no legal effect in Northern Ireland.

This proposal was submitted at our last Annual Meeting. We opposed the proposal last year, and shareholders overwhelmingly rejected the proposal.

FOR THESE REASONS, WE RECOMMEND THAT YOU VOTE AGAINST THIS PROPOSAL

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

ITEM 3: SHAREHOLDER PROPOSAL
Relating to the MacBride Principles
(Item 3 on the Proxy Card)

What am I voting on?

The Minnesota Board of Investment and the Comptroller of the City of New York on behalf of the several funds it is trustee have advised us that they intend to present the following shareholder proposal at the annual meeting. We will furnish the addresses and the share ownership of the proponent upon request.

WHEREAS, YUM Brands, Inc., has a subsidiary in Northern Ireland;

WHEREAS, the securing of a lasting peace in Northern Ireland encourages us to promote a means for establishing justice and equality;

WHEREAS, employment discrimination in Northern Ireland was cited by the International Commission of Jurists as being one of the major causes of sectarian strife;

WHEREAS, Dr. Sean MacBride, founder of Amnesty International and Nobel Peace laureate, has proposed several equal opportunity employment principles to serve as guidelines for corporations in Northern Ireland. These include:

1. Increasing the representation of individuals from underrepresented religious groups in the workforce including managerial, supervisory, administrative, clerical and technical jobs.
2. Adequate security for the protection of minority employees both at the workplace and while traveling to and from work.
3. The banning of provocative religious or political emblems from the workplace.
4. All job openings should be publicly advertised and special recruitment efforts should be made to attract applicants from underrepresented religious groups.
5. Layoff, recall, and termination procedures should not in practice, favor particular religious groupings.
6. The abolition of job reservations, apprenticeship restrictions and differential employment criteria, which discriminate on the basis of religion or ethnic origin.
7. The development of training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.
8. The establishment of procedures to assess, identify and actively recruit minority employees with potential for further advancement.
9. The appointment of a senior management staff member to oversee the company's affirmative action efforts and the setting up of timetables to carry out affirmative action principles.

RESOLVED, Shareholders request the Board of Directors to:

1. Make all possible lawful efforts to implement and/or increase activity on each of the nine MacBride Principles.

SUPPORTING STATEMENT

—We believe that our company benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

—Implementation of the MacBride Principles by YUM Brands, Inc. will demonstrate its concern for human rights and equality of opportunity in its international operations.

ITEM 5: SHAREHOLDER PROPOSAL
Relating to the MacBride Principles
(Item 5 on the Proxy Card)

YUM BRANDS
NORTHERN IRELAND—MACBRIDE PRINCIPLES

What am I voting on?

The Comptroller of the City of New York on behalf of the several funds for which it is custodian and trustee have advised us that they intend to present the following shareholder proposal at the annual meeting. We will furnish the addresses and the share ownership of the proponent upon request.

WHERAS, Yum Brands, Inc., has twenty-eight Kentucky Fried Chicken franchise restaurants in Northern Ireland;

WHEREAS, the securing of a lasting peace in Northern Ireland encourages us to promote means for establishing justice and equality;

WHEREAS, employment discrimination in Northern Ireland was cited by the International Commission of Jurists as being one of the major causes of sectarian strife;

WHEREAS, Dr. Sean MacBride, founder of Amnesty International and Nobel Peace laureate, has proposed several equal opportunity employment principles to serve as guidelines for corporations in Northern Ireland. These include:

1. Increasing the representation of individuals from underrepresented religious groups in the workforce including managerial, supervisory, administrative, clerical and technical jobs.

2. Adequate security for the protection of minority employees both at the workplace and while traveling to and from work.

3. The banning of provocative religious or political emblems from the workplace.

4. All job openings should be publicly advertised and special recruitment efforts should be made to attract applicants from underrepresented religious groups.

5. Layoff, recall, and termination procedures should not in practice, favor particular religious groupings.

6. The abolition of job reservations, apprenticeship restrictions, and differential employment criteria, which discriminate on the basis of religion or ethnic origin.

7. The development of training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.

8. The establishment of procedures to assess, identify and actively recruit minority employees with potential for further advancement.

9. The appointment of a senior management staff member to oversee the company's affirmative action efforts and the setting up of timetables to carry out affirmative action principles.

RESOLVED: Shareholders request the Board of Directors to:

To urge Yum Brands' franchise holders in Northern Ireland to take all possible lawful efforts to implement and/or increase activity on each of the nine MacBride Principles.

SUPPORTING STATEMENT

We believe that out company benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the MacBride Principles by Yum Brands' KFC franchise holders will demonstrate its concern for human rights and equality of opportunity in its international operations.

Please vote your proxy **FOR** these concerns.

MANAGEMENT STATEMENT IN OPPOSITION TO SHAREHOLDER PROPOSAL

What is the recommendation of the Board of Directors?

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THIS PROPOSAL.

What is the Company's position regarding the MacBride Principles?

The Company supports efforts to eliminate employee discrimination and differences in compensation rates in the workplace between the Catholic and Protestant communities in Northern Ireland. To address this and similar issues, Northern Ireland has adopted a series of legislative measures, culminating in the Fair Employment & Treatment (NI) Order 1998 (the "Order"). These legislative measures, which apply to all employers in Northern Ireland, including our franchise business, are wide-ranging and specifically designed to deter discrimination and provide remedies for those affected by discrimination. Among other things, the Order specifically prohibits discrimination based on the ground of religious belief or political opinion.

The enforcement of the Order is handled by the Equality Commission, a non-departmental government agency with extensive powers and resources. All remedies and complaints under the Order are handled by the Fair Employment Tribunal (the "Tribunal"), an independent judicial tribunal with extensive powers to provide remedies to those affected by discrimination. Those failing to abide by the requirements of the Tribunal can face monetary fines and other penalties.

The MacBride Principles, which date from the mid-1980's, precede the Order and related legislation and are no longer appropriate as a result of the legislation.

Why does the Company oppose this proposal?

All 33 KFC and 13 Pizza Hut stores in Northern Ireland are owned and operated by franchisees. There are no Company-owned KFC or Pizza Hut restaurants operating in Northern Ireland, and the Company does not have a subsidiary in Northern Ireland. Under its franchise agreements, our franchisees are required to comply with all applicable laws, regulations, rules, by-laws, orders and ordinances in the operation of its business, which includes the Order. As a result, the franchisees are currently required to implement fair and equal employment practices and are prohibited from discriminating on the ground of religious belief or political opinion in accordance with the Order. However, under the terms of the franchise agreement, we cannot require the franchisees to adopt the MacBride Principles since they have no legal effect in Northern Ireland. Furthermore, we do not believe it is necessary or appropriate for the Company to attempt to force its franchisees to adopt similar but not identical fair employment guidelines that overlap with the existing laws of Northern Ireland.

Finally, proposals virtually identical to this proposal have been submitted at five consecutive Annual Meetings. In each case, we have opposed the proposals and our shareholders have overwhelmingly rejected them.

EXHIBIT C

Results of Yum's 2008 Annual Meeting of Shareholders Relating to the MacBride Principles

	For	Against	Abstain	Non-Votes
Shareholder Proposal – MacBride Principles	28,113,842	277,158,935	54,881,617	56,257,101